                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 2

                          INSIGHT HEALTH SERVICES CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45766Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP number)

          Glenn A. Youngkin                         Howard B. Adler, Esq.
          The Carlyle Group                      Gibson, Dunn & Crutcher LLP
   1001 Pennsylvania Avenue, N.W.                1050 Connecticut Ave., N.W.
       Washington, D.C. 20004                       Washington, D.C. 20036
           (202) 347-2626                               (202) 955-8589
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 2, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                                EXPLANATORY NOTE

         This Amendment No. 2 is filed by the Reporting Persons (as defined in Amendment No. 1 to Schedule 13D) to amend Item 4 of the Schedule 13D filed on October 24, 1997 and amended on May 18, 1999, relating to the common stock, $0.001 par value, of InSight Health Services Corp (the "Company"). This Amendment is filed for the purposes of describing the termination of certain discussions between the Reporting Persons and the Halifax Group, on one hand, and the Company, on the other hand.

                                      * * *

         Item 4 of Schedule 13D is hereby amended and restated as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         The Purchaser's and CIM's (for the Fund) acquisition of 25,000 shares of the Company's Series B Preferred Stock and 250,000 warrants (the "Warrants") to purchase an equivalent number of shares of Common Stock was consummated by the Reporting Persons as a long-term strategic investment in the Company. The acquisition was consummated on October 14, 1997. The aggregate consideration paid by CP II was $8,207,727. The aggregate consideration paid by CP III was $347,632. The aggregate consideration paid by CIP II was $6,928,169. The aggregate consideration paid by CIP III was $373,289. The aggregate consideration paid by C/S was $1,559,913. The aggregate consideration paid by CIG was $8,621. The aggregate consideration paid by C-IP was $3,181,349. The aggregate consideration paid by C-IIP was $918,659. The aggregate consideration paid by the CIM on behalf of the Fund was $3,447,641. TC Group Mgmt. was assigned Warrants by TC Group, which Warrants were issued by the Company in lieu of a management fee. Neither TC Group nor TCG has any separate beneficial ownership in any securities of the Company, nor, to the knowledge of the Reporting Persons, does either have any present intention to acquire any such separate beneficial ownership.

         On October 14, 1997, the Company consummated a recapitalization ("Recapitalization") pursuant to which (a) the Purchasers and CIM (for the Fund) made a cash investment of $25 million in the Company and received therefor (i) 25,000 shares of newly issued Convertible Preferred Stock, Series B, par value $0.001 per share of the Company ("Series B Preferred Stock"), initially convertible, at the option of the holders thereof, in the aggregate into 2,985,075 shares of Common Stock, and (ii) warrants (the "Carlyle Warrants") to purchase up to 250,000 shares of Common Stock at the initial exercise price of $10.00 per share; (b) General Electric Company, a New York corporation ("GE")
(i) surrendered its rights with respect to a supplemental service fee payable from the Company to GE in exchange for (A) the issuance of 7,000 shares of the Company's newly issued Convertible Preferred Stock, Series C, par value $0.001 per share (the "Series C Preferred Stock"), initially convertible, at the option of GE, in the aggregate into 835,821 shares of Common Stock, and (B) warrants (the "GE Warrants") to purchase up to 250,000 shares of Common Stock at the initial exercise price of $10.00 per share, and (ii) agreed to exchange all of its shares of the Company's Convertible Preferred Stock, Series A, par value $0.001 per share (the "Series A Preferred Stock") on the business day (the "Second Closing") after all waiting periods with respect to GE's filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired or were terminated, for an additional 20,953 shares of Series C Preferred Stock, initially convertible, at the option of the holders thereof, in the aggregate into 2,501,851 shares of Common Stock; and (c) the Company executed a Credit Agreement with NationsBank, N.A. pursuant to which NationsBank, as agent, committed to provide a total of $125 million in senior secured credit, including a $50 million acquisition facility (the "Credit Facility"), upon the satisfaction of certain customary conditions, which now have been satisfied. The shares of Series B Preferred Stock and Series C Preferred Stock are also initially convertible, at the option of holders of a majority of each such series and under certain conditions, one year or more after the initial funding under the Credit Facility, into, in the aggregate, 632,274.7 shares of the Company Convertible Preferred Stock, Series D, par value $0.001 per share ("Series D Preferred Stock"). The Series D Preferred Stock is convertible into Common Stock at an initial conversion ratio of ten (10) shares of Common Stock for each share of Series D Preferred Stock. Conversion prices and ratios are subject to anti-dilution adjustment as more fully described in Sections 5, 6, 7 and 8 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series B (the "Series B Certificate of

                                  (Page 1 of 6)

Designation," which is filed as Exhibit 5 to Schedule 13D and incorporated herein by reference), Sections 5, 6, 7 and 8 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series C (the "Series C Certificate of Designation," which is filed as Exhibit 6 to
Schedule 13D and incorporated herein by reference), and Sections 5, 6 and 7 of the Certificate of Designation, Preferences and Rights of Convertible Preferred Stock, Series D (the "Series D Certificate of Designation," which is filed as Exhibit 7 to Schedule 13D and incorporated herein by reference).

         The holders of the shares of Series B Preferred Stock have the right to vote with the holders of Common Stock and the holders of the Series A Preferred Stock and Series C Preferred Stock with respect to all matters submitted to a shareholder vote, except for the election of directors (with respect to which the holders of the shares of Series B Preferred Stock have the voting rights set forth in the next paragraph). With respect to all matters submitted to a shareholder vote (except for the election of directors), each holder of Series B Preferred Stock has one vote for every share of Common Stock into which each share of Series B Preferred Stock is convertible pursuant to the terms of the Series B Certificate of Designation; provided, however, that the aggregate number of such votes, when combined with the aggregate number of votes attributable to the holders of the shares of Series C Preferred Stock, shall not exceed 37% of the total number of votes eligible to be cast. Pursuant to Section 6 of the Securities Purchase Agreement dated October 14, 1997 between the Purchasers, the SBA and the Company (the "Securities Purchase Agreement"), and Sections 10 and 11 of the Series B Certificate of Designation: (i) the holders of the shares of Series B Preferred Stock have certain class voting rights with respect to certain transactions and preemptive rights with respect to certain securities issuances by the Company; and (ii) certain committees of the board of directors of the Company (including as members one or more Preferred Stock Directors, as defined below) are established with certain powers relating to the management of the affairs of the Company to be exercised pursuant to certain voting requirements. Pursuant to the Voting Agreement (CP II) dated as of October 14, 1997 (the "CP II Agreement"), filed, together with certain Irrevocable Proxies related thereto, as Exhibit 8 to Schedule 13D, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agreed that CP II shall be entitled to exercise the power, with holders of a majority of the then outstanding shares of Series C Preferred Stock, to nominate the Joint Director and the power to control the voting of all shares of Series B Preferred Stock with respect to the actions specified in Sections 6.12(a) - 6.12(v) of the Securities Purchase Agreement. Pursuant to the Voting Agreement (CP III) dated as of October 14, 1997 (the "CP III Agreement"), attached hereto, together with certain Irrevocable Proxies related thereto, as Exhibit 9, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agreed that CP III shall be entitled to designate as nominee for election to the Company's Board of Directors (the "Board") one director that the Purchasers are entitled to elect as holders of the Series B Preferred Stock and the Purchasers further agreed to elect such person to the Company's Board of Directors. Pursuant to the Voting Agreement (C-IP) dated as of October 14, 1997 (the "C-IP Agreement" and together with the CP II Agreement and the CP III Agreement, the "Voting Agreements") filed, together with certain Irrevocable Proxies related thereto, as Exhibit 10 to Schedule 13D, and incorporated by reference herein, by and among certain Purchasers identified therein, such Purchasers agree that C-IP shall be entitled to designate as nominee for election to the Company's Board of Directors one director that the Purchasers are entitled to elect as holders of the Company's Series B Preferred Stock and the Purchasers further agreed to elect such person to the Board.

         Pursuant to the terms of the Recapitalization, the number of directors comprising the Board (the "Board") is currently fixed at nine. Six directors (the "Common Stock Directors") are to be elected by the common stockholders, one of whom (the "Joint Director") is to be proposed by the majority holders of each of the Series B Preferred Stock and the Series C Preferred Stock and approved by a majority of the Board in its sole discretion. Of the three remaining directors, two are to be elected by the holders of the Series B Preferred Stock and one is to be elected by the holders of the Series C Preferred Stock, subject to increase or decrease in certain circumstances (the "Preferred Stock Directors"). As of June 1, 1999, the Board of the Company consists of eight directors, five of whom are Common Stock Directors and three of whom are Preferred Stock Directors elected by the holders of the Series B Preferred Stock. The vacancy created for the Joint Director has not yet been filled.

         Upon a conversion by the holders of the Series B Preferred Stock and the Series C Preferred Stock of their shares of preferred stock into shares of Series D Preferred Stock (a "Type B Event Date"), the number of members of the Board shall be increased automatically by the smallest whole number that will result in at least the Type B

                                  (Page 2 of 6)

Percentage (but less than sixty six and two-thirds percent (66 2/3%)) of the members of the Board being Series D Directors. Immediately following a Type B Event Date, the holders of Series D Preferred Stock shall have the right to elect all of the new directors (the "Conversion Directors"), using cumulative voting. The "Type B Percentage" equals a percentage equal to the number of shares of Common Stock held by all holders of Series B Preferred Stock and Series C Preferred Stock as of the Type B Event Date (assuming conversion of all such shares of Series B Preferred Stock and Series C Preferred Stock into Common Stock) divided by the total number of shares of Common Stock outstanding as of such date (assuming conversion of all convertible shares of Series B Preferred Stock and Series C Preferred Stock as of such date); provided, however, that the maximum Type B Percentage is sixty-four percent (64%). "Series D Directors" means, collectively, the Preferred Stock Directors and the Conversion Directors.

         The foregoing discussion in response to this Item 4 is qualified in its entirety by reference to the Securities Purchase Agreement, the Series B Certificate of Designation, the Series C Certificate of Designation, the Series D Certificate of Designation, the Registration Rights Agreement and the Warrant Agreement, all of which were filed as exhibits to Schedule 13D and are hereby incorporated herein.

         The Reporting Persons, in conjunction with The Halifax Group, a private equity investment group ("Halifax"), which is not currently a stockholder of the Company, initiated discussions with the Company with respect to a possible transaction that would cause the Common Stock to be neither listed on any exchange nor quoted on an inter-dealer quotation system (a "Going-Private Transaction"). It was contemplated that public stockholders of the Company would receive cash for their shares in any such transaction. The Reporting Persons and Halifax proposed a price of $10.00 per share of Common Stock, subject to significant conditions. No agreement was reached with the Company with respect to a Going-Private Transaction or the terms and conditions of any such transaction. By letter dated June 2, 1999, the Reporting Persons and Halifax advised the Company that they were terminating all discussions relating to a Going-Private Transaction. It is possible that the Reporting Persons may reinitiate discussions with the Company regarding such a transaction, or alternative transactions, in the future.

         Each Reporting Person may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional shares of the Company's preferred stock, warrants or shares of Common Stock, or other securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, each Reporting Person may, from time to time, retain or sell all or a portion of its holdings of the Series B Preferred Shares, Carlyle Warrants or shares of Common Stock to one or more of certain of their affiliates (including, by way of distribution to their partners or members, as applicable) pursuant to the provisions of the Securities Purchase Agreement, or, under certain circumstances described in the Securities Purchase Agreement, to other persons in the open market or in privately negotiated transactions. Each Reporting Person may also have discussions with the Company's management regarding methods of increasing the Company's sales, cash flow and profitability. Any actions that any Reporting Person might undertake will be dependent upon such Reporting Person's review of numerous factors, including, among other things, the availability of shares of the Company's preferred stock, warrants or shares of Common Stock, for purchase and the relevant price levels; general market and economic conditions; ongoing evaluation of the Company's business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the Company's management and Board of Directors; and other future developments.

         Other than as set forth in this Item 4, neither any Reporting Person nor TC Group nor TCG has any current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.

                                  (Page 3 of 6)

                                   SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each, the undersigned hereby certify that the information set forth in this statement is true, complete, and correct.

Dated:   June 3, 1999.



                    CARLYLE PARTNERS II, L.P.,
                    a Delaware limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member

                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                    CARLYLE PARTNERS III, L.P.,
                    a Delaware limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member


                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                    CARLYLE INTERNATIONAL PARTNERS II, L.P., a Cayman Islands exempted limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member

                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                                  (Page 4 of 6)

                    CARLYLE INTERNATIONAL PARTNERS III, L.P., a Cayman Islands exempted limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member


                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                    C/S INTERNATIONAL PARTNERS,
                    a Cayman Islands general partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member

                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                    CARLYLE INVESTMENT GROUP, L.P.,
                    a Delaware limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member


                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                    CARLYLE-INSIGHT INTERNATIONAL
                    PARTNERS, L.P.,
                    a Cayman Islands exempted limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member

                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director


                                  (Page 5 of 6)

                    CARLYLE-INSIGHT PARTNERS, L.P.,
                    a Delaware limited partnership

                    By:    TC Group, L.L.C., as the General Partner

                           By:  TCG Holdings, L.L.C. as the Managing Member

                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director

                    TC GROUP, L.L.C.,
                    a Delaware limited liability company

                    By:    TCG Holdings, L.L.C., as the Managing Member

                           By:    /s/ Glenn A. Youngkin
                                 -------------------------
                           Name:   Glenn A. Youngkin
                           Title:      Managing Director

                    CARLYLE INVESTMENT MANAGEMENT, L.L.C.,
                    a Delaware limited liability company

                           By:    /s/ Daniel A. D'Aniello
                                 -------------------------
                           Name:   Daniel A. D'Aniello
                           Title:      Managing Director


                                  (Page 6 of 6)